Exhibit 99.1

JX Luxventure Limited receives “Annual Most Growth Enterprise” Award

Haikou, CHINA, May 5, 2022— JX Luxventure Limited (Nasdaq: LLL) (the “Company”), a service provider delivering comprehensive solutions to global elite families with business segments covering menswear, cross-border merchandise, airfare and tourism, announced today that on May 2, 2022, it received the award “Annual Most Growth Enterprise” by Shenzhen Cross-border E-Commerce Association.

Ms. Sun “Ice” Lei, Chief Executive Officer of the Company commented: “At the beginning of 2021, we started our journey of three-year turnaround strategy with the first year focusing on revenue growth. Cross-border merchandise is and will continue to be a key revenue generator. This award is an affirmation of our company’s growth. With two major contracts totaling $90,000,000 signed in March and April of 2022, I look forward to cross-border merchandise to fuel our revenue growth in 2022.”

About JX Luxventure Limited

Headquartered in Haikou, China, JX Luxventure Limited is a service provider delivering comprehensive solutions to global elite families. Its business segments cover menswear, cross-border merchandise, airfare, and tourism. To learn more about the Company, please visit its corporate website at en.jxluxventure.com.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of JX Luxventure Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements due to a variety of factors, including those discussed in the Company’s periodic reports filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

SOURCE JX Luxventure Limited

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